ASX RELEASE | March 6, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT COMMENCES NEXT PHASE OF METALLURGICAL TESTWORK
•	PFS-level metallurgical testwork program has commenced at SGS Lakefield
•	Testwork will evaluate Dense Medium Separation, flowsheet optimization and ore variability
•	Program builds on 2018 results demonstrating low-iron concentrate grades of 6.0-6.5% Li2O
•	Appointed a number of consultants and suppliers to support additional studies in 2019

Piedmont Lithium Limited (“Piedmont” or “Company”) has commenced a PFS-level metallurgical testwork program at SGS Canada’s facilities in Lakefield, Ontario.  The testwork will be completed using composite and variability samples collected from drill cores produced during the Company’s Phase 2 and Phase 3 drill campaigns.
The planned testwork program builds on the success of the Company’s 2018 bench-scale testwork which previously demonstrated spodumene concentrate grades of 6.0-6.5% Li2O with low iron content of 0.66-0.76% Fe2O3.
New tests will include evaluation of Dense Medium Separation (DMS) technology’s potential to function as a pre-concentration step to production of high-quality spodumene concentrate.  Locked‑cycle flotation tests will also be performed on composite and variable samples to verify prior testwork and estimate spodumene recoveries.
The results of the testwork program will be used to to further optimize the process flow diagram during the next phases of technical study of the Company’s planned spodumene concentrator.  Test results will also be used to design a pilot testwork program planned for the second half of 2019.  Additional by-product testing is also planned in the second half of 2019.
Piedmont is also pleased to announce the appointment of engineers and consultants supporting the Company in areas of environmental study, permitting, metallurgy, mining engineering, exploration, and land acquisition as the project team focuses on a construction decision by the end of 2019.
Keith D. Phillips, President and Chief Executive Officer, said, “We are pleased to be working with SGS Lakefield on the next phase of our metallurgical testing.  SGS is a global leader with extensive experience in the field of spodumene concentrate testwork.  We are also pleased to announce the appointments of several additional consultants experienced in areas critical to our success.  Our Phase 4 drill campaign is going very well, and we look forward to reflecting this in important engineering studies over the course of 2019.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Appointment of Consultants and Suppliers
Piedmont recently awarded service agreements to a number of consultants and suppliers to support the Company’s efforts to reach a construction decision by the end of 2019:
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Primero Group continues to provide overall study management and engineering services for the Project.  Primero provides engineering, project management and commissioning services to a number of leading-edge lithium resource companies, and has been integral to the successful 2018 start-ups of the Australian spodumene projects of Pilbara Minerals, Altura Mining and Alliance Mineral Assets.

•
Marshall Miller and Associates (MM&A), a consultancy with deep experience in designing and permitting mines and quarries in North Carolina, throughout the United States, and globally, has been contracted by Piedmont to provide mining engineering services, waste disposal design engineering, geotechnical study management, and site civil design.

MM&A also has experience in JORC compliant engineering and geological study, offering a unique combination of local capabilities combined with understanding of the requirements for ASX-listed companies.
•
Ongoing permitting activities will be managed by Piedmont’s lead environmental consultant HDR Engineering.  New services agreements in 2019 have been awarded for traffic studies and additional service agreements are planned for rezoning, community engagement, and mine permit applications.

•	Piedmont renewed its service agreement with CSA Global for 2019 to provide resource geology, QA/QC, and data management services for our exploration program.
•
Logan Drilling has been awarded the Company’s Phase 4 drill campaign contract.  Logan has supported Piedmont’s efforts since late 2016 and has maintained over two years of injury-free activity on the Project.

•
SGS Canada remains Piedmont’s preferred laboratory for exploration assays and the Company has renewed its service agreement with SGS for 2019.  Additionally, SGS has been awarded the next round of the Company’s metallurgical testwork program including Dense Medium Separation (DMS), locked-cycle testwork, and variability tests.

•	Deep Earth Logic has been awarded a contract to conduct pre-blast studies for the Project.
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Ameriland, a firm employing professional landmen, has been retained by Piedmont to expand the Company’s ability to communicate with landowners and secure additional exploration rights within the historic Carolina Tin-Spodumene Belt.

•	Pace Labs has commenced work on waste characterization including analytical work which will be important in the Company’s mining permit application and reclamation plans.
•	Additional environmental testwork including tailings characterization will be performed by SGS Canada.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is extracted from the Company’s ASX announcements dated August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com.

The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.